UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. _______)*

                        Return on Investment Corporation

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share

                         (Title of Class of Securities)

                                    761307107
                                 (CUSIP Number)

                              Barry A. Zwarenstein
                             VeriFone Holdings, Inc.
                          2099 Gateway Place, Suite 600
                           San Jose, California 95110
                                 (408) 232-7800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 6, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 761307107
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VeriFone Holdings, Inc.;  I.R.S. Identification No. 04-3692546
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY              5,067,292
    EACH          --------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,067,292 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
** See Item 4.

--------------------------------------------------------------------------------
CUSIP NO. 761307107
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VeriFone Intermediate Holdings, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY              5,067,292
    EACH          --------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,067,292 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

         HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
** See Item 4.

--------------------------------------------------------------------------------
CUSIP NO. 761307107
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    VeriFone, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (A) [ ]
                                                                       (B) [X]**
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS*

    Not Applicable
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d)OR 2(e) [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF             0
    SHARES        --------------------------------------------------------------
BENEFICIALLY       8.   SHARED VOTING POWER
  OWNED BY              5,067,292
    EACH          --------------------------------------------------------------
 REPORTING         9.   SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          --------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    5,067,292 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    36.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------
** See Item 4.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Return On Investment Corporation, a Delaware corporation (the "Company"), the address of its principal executive offices is 1825 Barrett Lakes Blvd., Suite 260, Kennesaw, Georgia 30144, and its telephone number is (770) 517-4750. The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock of the Company, par value $0.01 per share.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: (i) VeriFone Holdings, Inc., a Delaware corporation ("VeriFone Holdings"), (ii) VeriFone Intermediate Holdings, Inc., a Delaware corporation ("VeriFone Intermediate Holdings") and (iii) VeriFone, Inc., a Delaware corporation ("VeriFone" and, together with VeriFone Holdings and VeriFone Intermediate Holdings, the "Reporting Persons"). VeriFone Intermediate Holdings owns all the outstanding common stock of VeriFone. VeriFone Holdings owns all the outstanding common stock of VeriFone Intermediate Holdings.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

         GTCR Fund VII, L.P. ("GTCR Fund VII"), GTCR Capital Partners, L.P. ("GTCR Capital Partners"), and GTCR Co-Invest, L.P. ("GTCR Co-Invest") collectively own a majority of the outstanding common stock of VeriFone Holdings. GTCR Partners VII, L.P., a Delaware limited partnership ("GTCR Partners VII"), is the general partner of GTCR Fund VII; GTCR Mezzanine Partners, L.P., a Delaware limited partnership ("Mezzanine Partners"), is the general partner of GTCR Capital Partners; GTCR Partners VI, L.P., a Delaware limited partnership ("GTCR Partners VI"), is the general partner of Mezzanine Partners; and GTCR Golder Rauner, L.L.C., a Delaware limited liability company is the general partner of GTCR Partners VI, GTCR Partners VII and GTCR Co-Invest.

         (b) The principal business address of each of the Reporting Persons is:
2099 Gateway Place, Suite 600, San Jose, California 95110.

         (c) The principal business of the Reporting Persons is to design and market payment systems and solutions that enable electronic payment transactions and value-added services at the point of sale.

         (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, and executive officers, as applicable, of each Reporting Person is set forth in
Schedule I hereto. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

         (d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable. The Reporting Persons acquired beneficial ownership of the 5,067,292 shares of Common Stock of the Company to which this Schedule 13D relates (the "Subject Shares") pursuant to a Voting Agreement, dated as of December 6, 2004 (the "Voting Agreement"), among Charles A. McRoberts, John W. McRoberts and Arol R. Wolford, as stockholders of the Company (the "Stockholders") and VeriFone, and pursuant to irrevocable proxies delivered in accordance with the Voting Agreement. For a description of the Voting Agreement, see "Item 4. Purpose of Transaction" below. The Voting Agreement is filed as Exhibit B hereto and Exhibit B is specifically incorporated herein by reference in response to this Item 3.

ITEM 4.  PURPOSE OF TRANSACTION.

         VeriFone, the Company and GO Software, Inc., a subsidiary of the Company ("GO Software"), entered into an Asset Purchase Agreement (the "Asset Purchase Agreement"), dated as of December 6, 2004, pursuant to which VeriFone agreed to purchase substantially all of the assets of GO Software and assume certain liabilities (the "Transaction"). The purpose of the acquisition of beneficial ownership of the Subject Shares is to facilitate the consummation of the Transaction.

         In order to induce VeriFone to enter into the Asset Purchase Agreement, Charles A. McRoberts, John W. McRoberts and Arol R. Wolford, as stockholders of the Company (the "Stockholders"), entered into a Voting Agreement with VeriFone on December 6, 2004 (the "Voting Agreement"). Pursuant to the Voting Agreement, each of the Stockholders delivered to VeriFone an irrevocable proxy to Vote (as defined in the Voting Agreement) such Stockholder's Shares (as defined in the Voting Agreement), as well as any other shares of Common Stock of the Company of which such Stockholder acquires beneficial ownership after the date of the Voting Agreement, (i) in favor of adoption and approval of the Asset Purchase Agreement and the transactions contemplated thereby, including the Transaction, (ii) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Transaction or inhibit the timely consummation of the Transaction, (iii) against any action that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company or GO Software under the Asset Purchase Agreement and
(iv) except for the Transaction, against any merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of the Company, or its subsidiaries, related to business to be acquired pursuant to the Transaction. In addition, each of the Stockholders agreed not to transfer, sell, offer, exchange, pledge or otherwise dispose of any of such Stockholder's Shares.

         The foregoing descriptions of the Asset Purchase Agreement and the Voting Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in response to this Item 4.

         Except as set forth in this Schedule 13D, the Asset Purchase Agreement and the Voting Agreement, none of the Reporting Persons or, to the best of each Reporting Person's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

         The foregoing contains a description of relationships among VeriFone and certain stockholders of the Company under the Voting Agreement but, pursuant to Instructions For Cover Page (2) to this Schedule 13D, is not an affirmation by any Reporting Person of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Act") and Rule 13d-5(b)(1) thereunder.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Voting Agreement, VeriFone beneficially owns 5,067,292 shares of Common Stock of the Company representing, based on the information contained in the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2004, approximately 36.5% of the outstanding shares of Common Stock of the Company. In addition, according to the Company's annual report on Form 10-KSB for the year ended June 30, 2004, Arol Wolford, a party to the Voting Agreement, beneficially owns options to purchase 425,000 shares of Common Stock. If, while the Voting Agreement is effective, Mr. Wolford were to exercise any such options and purchase any such shares, the shares purchased by him would be subject to the Voting Agreement and thus would be beneficially owned by VeriFone. VeriFone does not have a right under the Voting Agreement to require Mr. Wolford to exercise any such options and purchase any such shares.

         VeriFone Holdings and VeriFone Intermediate Holdings may each be deemed to own the shares of Common Stock beneficially owned by VeriFone.

         Except as set forth in this Item 5, none of the Reporting Persons or, to the best of knowledge of each Reporting Persons, any of the individuals named in Schedule I hereto beneficially owns any shares of Common Stock of the Company.

         (b) Pursuant to the Voting Agreement, VeriFone has shared power to vote 5,067,292 shares of Common Stock of the Company with the Stockholders.

         The following information contained in this Item 5(b) with respect to the Stockholders consists of information contained in the Company's annual report on Form 10-KSB for the year ended June 30, 2004 and in representations contained in the Voting Agreement. While the Reporting Persons have no reason to believe that such information was not reliable as of its date, the Reporting Persons only accept responsibility for accurately reproducing such information and accept no further or other responsibility for such information. In addition, the Reporting Persons make no representation or warranty with respect to the accuracy or completeness of such information or any representation or warranty, and the filing of this Schedule 13D shall not create any implication under any circumstances, that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Stockholders, which may affect the accuracy or completeness of such information.

         According to representations made by the Stockholders in the Voting Agreement as of December 6, 2004, Arol Wolford beneficially owns 3,452,127 shares of Common Stock, Charles McRoberts beneficially owns 1,052,640 shares of Common Stock, and John McRoberts beneficially owns 987,525 shares of Common Stock. According to the Company's annual report on Form 10-KSB for the year ended June 30, 2004, (i) 6,000 shares and 8,100 shares of the Common Stock beneficially owned by Charles McRoberts are held, respectively, by his spouse and by his minor children; (ii) 60,000 shares and 4,000 shares of the Common Stock beneficially owned by John McRoberts are held, respectively, by his spouse and by his minor children; and (iii) 1,450,000 shares of the Common Stock beneficially owned by Arol Wolford are held by SpecSource.com, Inc., and 425,000 shares of the Common Stock beneficially owned by Arol Wolford are shares Mr. Wolford has the right to purchase under outstanding stock options.

         According to the Voting Agreement, the respective addresses of Charles
A. McRoberts, John W. McRoberts and Arol R. Wolford are as set forth on the signature page thereof.

         To the best of the knowledge of the Reporting Persons, none of the Stockholders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws. To the best of the knowledge of the Reporting Persons, each of Charles A. McRoberts, John W. McRoberts and Arol R. Wolford is a citizen of the United States of America.

         (c) Except with respect to the transactions contemplated by the Asset Purchase Agreement and the Voting Agreement, including the Transaction, which are described in response to Item 4 above and incorporated herein by reference, none of the Reporting Persons, or to the best of the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, has effected any transaction in Common Stock during the past 60 days. The descriptions of the transactions contemplated by the Asset Purchase Agreement and the Voting Agreement, including the Transaction, are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 5.

         (d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Company beneficially owned by VeriFone.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         See "Item 4. Purpose of Transaction" for a description of the Asset Purchase Agreement and the Voting Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed hereto as Exhibits B and C, respectively. Exhibits B and C are specifically incorporated herein by reference in answer to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A     Joint Filing Agreement

         Exhibit B     Asset Purchase Agreement, dated as of December 6, 2004,
                       among Return on Investment Corporation, GO Software, Inc.
                       and VeriFone, Inc. (Incorporated by reference to Exhibit
                       2.1 to the Report on Form 8-K/A filed by Return on Investment Corporation on December 14, 2004)

         Exhibit C     Voting Agreement, dated as of December 6, 2004, among
                       Charles A. McRoberts, John W. McRoberts, Arol R. Wolford and VeriFone, Inc. (Incorporated by reference to Exhibit
                       99.1 to the Report on Form 8-K/A filed by Return on Investment Corporation on December 14, 2004)

                                   SIGNATURES

              After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2004

                                          VERIFONE HOLDINGS, INC.



                                          By:      /s/ Barry Zwarenstein
                                                   -----------------------
                                          Name:    Barry Zwarenstein
                                          Title:   Chief Financial Officer



                                          VERIFONE INTERMEDIATE HOLDINGS, INC.



                                          By:      /s/ Barry Zwarenstein
                                                   -----------------------
                                          Name:    Barry Zwarenstein
                                          Title:   Chief Financial Officer



                                          VERIFONE, INC.



                                          By:      /s/ Barry Zwarenstein
                                                   -----------------------
                                          Name:    Barry Zwarenstein
                                          Title:   Chief Financial Officer

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             VERIFONE HOLDINGS, INC.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone Holdings, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, except that the business address of Collin Roche, Craig Bondy and Daniel Timm is GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606 and the business address of David McGovern is Gores Technology Group, LLC, 10877 Wilshire Blvd., Los Angeles, California 90024.


Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Douglas Bergeron            Chairman of the Board of Directors and Chief
                            Executive Officer of VeriFone Holdings, Inc.

Collin Roche                Senior Principal, GTCR Golder Rauner, L.L.C.

Daniel Timm                 Principal, GTCR Golder Rauner, L.L.C.

Craig Bondy                 Principal, GTCR Golder Rauner, L.L.C.

David McGovern              Managing Director, Gores Technology Group, LLC

Leslie Denend               Retired; formerly Chief Executive
                            Officer and President, Network General
                            Corporation.

James Castle                President and Chief Executive Officer, Castle
                            Information Technologies, LLC

William Atkinson            Executive Vice President, International Sales and
                            Marketing, VeriFone Holdings, Inc.

Barry Zwarenstein           Senior Vice President and Chief Financial Officer,
                            VeriFone Holdings, Inc.

Jesse Adams                 Executive Vice President, North America Sales and
                            Marketing, VeriFone Holdings, Inc.

David Turnbull              Secretary and Executive Vice President, Operations,
                            VeriFone Holdings, Inc.

Elmore Waller               Executive Vice President, Petro and Services,
                            Worldwide Petro Division, VeriFone Holdings, Inc.



                       DIRECTORS AND EXECUTIVE OFFICERS OF
                      VERIFONE INTERMEDIATE HOLDINGS, INC.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone Intermediate Holdings, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, except that the business address of Collin Roche, Craig Bondy and Daniel Timm is GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606 and the business address of David McGovern is Gores Technology Group, LLC, 10877 Wilshire Blvd., Los Angeles, California 90024.

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Douglas Bergeron            Chairman of the Board of Directors and Chief
                            Executive Officer of VeriFone Holdings, Inc.

Collin Roche                Senior Principal, GTCR Golder Rauner, L.L.C.

Daniel Timm                 Principal, GTCR Golder Rauner, L.L.C.

Craig Bondy                 Principal, GTCR Golder Rauner, L.L.C.

David McGovern              Managing Director, Gores Technology Group, LLC

William Atkinson            Executive Vice President, International Sales and
                            Marketing, VeriFone Holdings, Inc.

Barry Zwarenstein           Senior Vice President and Chief Financial Officer,
                            VeriFone Holdings, Inc.

Jesse Adams                 Executive Vice President, North America Sales and
                            Marketing, VeriFone Holdings, Inc.

David Turnbull              Secretary and Executive Vice President, Operations,
                            VeriFone Holdings, Inc.

Elmore Waller               Executive Vice President, Petro and Services,
                            Worldwide Petro Division, VeriFone Holdings, Inc.



                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                 VERIFONE, INC.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriFone, Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and officer is VeriFone Holdings, Inc., 2099 Gateway Place, Suite 600, San Jose, California 95110, except that the business address of Collin Roche, Craig Bondy and Daniel Timm is GTCR Golder Rauner, L.L.C., 6100 Sears Tower, Chicago, Illinois 60606 and the business address of David McGovern is Gores Technology Group, LLC, 10877 Wilshire Blvd., Los Angeles, California 90024.

Name                        Present Principal Occupation or Employment
----                        ------------------------------------------

Douglas Bergeron            Chairman of the Board of Directors and Chief
                            Executive Officer of VeriFone Holdings, Inc.

Collin Roche                Senior Principal, GTCR Golder Rauner, L.L.C.

Daniel Timm                 Principal, GTCR Golder Rauner, L.L.C.

Craig Bondy                 Principal, GTCR Golder Rauner, L.L.C.

David McGovern              Managing Director, Gores Technology Group, LLC

William Atkinson            Executive Vice President, International Sales and
                            Marketing, VeriFone Holdings, Inc.

Barry Zwarenstein           Senior Vice President and Chief Financial Officer,
                            VeriFone Holdings, Inc.

Jesse Adams                 Executive Vice President, North America Sales and
                            Marketing, VeriFone Holdings, Inc.

David Turnbull              Secretary and Executive Vice President, Operations,
                            VeriFone Holdings, Inc.

Elmore Waller               Executive Vice President, Petro and Services,
                            Worldwide Petro Division, VeriFone Holdings, Inc.